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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)*


                          BALDWIN PIANO & ORGAN COMPANY
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                     058246
                                 (CUSIP Number)

                                December 31, 1998
             (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
         [   ] Rule 13d-1(b)
         [ X ] Rule 13d-1(c)
         [   ] Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                                Page 1 of 9 Pages


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CUSIP No.  058246              13G            Page 2 of 9 Pages

1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. Identification No. of Above Person

          Robert S. Harrison
          ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                         (a)  *
                                                         (b) ____

          Mr. Harrison is filing this Schedule 13G as part of a joint filing pursuant to Rule 13d-1(f)(1).


3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America

NUMBER OF       5.  SOLE VOTING POWER
SHARES                    232,955
BENEFICIALLY    6.  SHARED VOTING POWER
OWNED BY                   69,212
EACH            7.  SOLE DISPOSITIVE POWER
REPORTING                 232,955
PERSON          8.  SHARED DISPOSITIVE POWER
WITH                       69,212

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          302,167

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*

       The aggregate amount in Row (9) includes 69,212 shares owned by Mr. Harrison's adult children, and which are deemed to be beneficially owned by Mr. Harrison.

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          8.75%

12.  TYPE OF REPORTING PERSON*
          IN


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CUSIP No.  058246              13G             Page 3 of 9 Pages

                                  SCHEDULE 13G

                                     ITEM 1

(a)  NAME OF ISSUER:  Baldwin Piano & Organ Company

(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                          4680 Parkway Drive, Suite 200
                          Mason, Ohio 45040-5301

                                     ITEM 2

(a)  NAME OF PERSON FILING:  Robert S. Harrison

(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                          4040 Mt. Carmel Road
                          Cincinnati, Ohio 45244

(c)  CITIZENSHIP:  All reporting persons on this Schedule 13G are American citizens.

(d)  TITLE OF CLASS OF SECURITIES:  Common Stock

(e)  CUSIP NUMBER:  058246

                                     ITEM 3

       Not Applicable. This statement is filed pursuant to Rule 13d-1(c).

                                     ITEM 4

                                    OWNERSHIP

(a)  AMOUNT BENEFICIALLY OWNED:       302,167

(b)  PERCENT OF CLASS:                   8.75%

(c)  (i)    SOLE VOTING POWER:        232,955

     (ii)   SHARED VOTING POWER:       69,212

     (iii)  SOLE DISPOSITIVE POWER:   232,955

     (iv)   SHARED DISPOSITIVE POWER:  69,212



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CUSIP No.  058246              13G             Page 4 of 9 Pages

                                     ITEM 5

                  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                                 Not Applicable


                                     ITEM 6

         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         The aggregate number of shares of common stock of Baldwin Piano & Organ Company covered by this Schedule 13G is 302,167 shares. Of those shares, 232,955 are solely owned by Mr. R. S. Harrison (including a trust for his benefit) and 69,212 held by Mr. Harrison's adult children and which are deemed to be beneficially owned by Mr. Harrison.


                                     ITEM 7

            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                                 Not Applicable


                                     ITEM 8

            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not Applicable. Each reporting person identified in Item 2(a) is filing this Schedule G as part of a joint filing pursuant to Rule 13d-1(f)(1) and such reporting persons, in the aggregate, do not constitute a group as defined by Rule 13d-5(b). This Schedule G is filed on behalf of each such reporting person as evidenced by their written agreement attached as Exhibit I. John J. Kropp, Trustee, C.L. Harrison, III, Priscilla Harrison Connell, Anne W. Harrison and Joseph H. Head, Jr. have withdrawn from such agreement in that none of them is no longer a beneficial owner of any of the securities reported herein


                                     ITEM 9

                         NOTICE OF DISSOLUTION OF GROUP

                                 Not Applicable

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CUSIP No.  058246              13G             Page 5 of 9 Pages


                                     ITEM 10

                                  CERTIFICATION

          This Statement is filed pursuant to Rule 13d-1(c).

                                    SIGNATURE

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


Date: February 12, 1999

                                /s/ R. S. Harrison
                                -----------------------------------

                                R. S. Harrison, individually and as
                                attorney-in-fact for C. L. Harrison, III,
                                Priscilla Harrison Connell, Anne W. Harrison and John J. Kropp, Trustee and pursuant to the power of attorney granted in that certain Agreement dated February 11, 1987 by and among such persons, which Agreement is attached hereto as
                                Exhibit I.



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CUSIP No.  058246              13G            Page 6 of 9 Pages

                                    EXHIBIT I

                                    AGREEMENT

         THIS AGREEMENT is made on this 11th day of February, 1987 by and among
R. S. Harrison, John J. Kropp, Joseph H. Head, Jr., C. L. Harrison, III, Priscilla Harrison Connell and Anne W. Harrison.

         WHEREAS, all of the parties to this Agreement have a direct or indirect beneficial interest in all or part of the same 959,073 shares of Baldwin Piano & Organ Company (the "Shares") as more fully described in the Schedule 13G dated the date hereof (the "Schedule 13G") to which this Agreement is attached as
Exhibit II; and

         WHEREAS, all of the parties hereto desire that such Schedule 13G be timely filed with the Securities and Exchange Commission on behalf of each of them; and

         WHEREAS, the parties hereto desire to evidence their agreement that such Schedule 13G be filed on behalf of each of them as required by Rule 13d-1(f)(1) promulgated under the Securities Exchange Act of 1934;

          NOW, THEREFORE, the parties hereto agree as follows:

          1. JOINT FILING. Each of the parties hereto agrees that the filing of the Schedule 13G be jointly filed with the Securities and Exchange Commission on behalf of each of them with respect to the Shares.

          2. REPRESENTATIONS. Each of the parties hereto represents to each other party that he or she is individually eligible to use the Schedule 13G on which the information regarding his or her beneficial interest in the Shares is to be jointly filed and that the information therein regarding him or her is complete and accurate.

          3. RESPONSIBILITIES. No individual signing this Agreement has any responsibility for the completeness or accuracy of the information in the
Schedule 13G concerning the other individuals making the joint filing unless he or she knows or has reason to believe that such information is inaccurate. In the event of such knowledge, the believed inaccuracy shall be reported to the Treasurer of Baldwin Piano & Organ Company.





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CUSIP No.  058246              13G          Page 7 of 9 Pages


          4. AMENDMENTS TO SCHEDULE 13G. If any material change occurs in the facts set forth in the Schedule 13G, such change shall be timely reported to the Treasurer of Baldwin Piano & Organ Company and an amendment to Schedule 13G shall be prepared and filed with the Securities and Exchange Commission in accordance with Rule 13d-2 promulgated under the Securities Exchange Act of 1934.

          5. POWER OF ATTORNEY. Each party to this Agreement hereby constitutes and appoints R. S. Harrison and John J. Kropp, or either of them, as his or her true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments to the Schedule 13G to which this Agreement is attached, and to file the same, with all exhibits thereto, with the Securities and Exchange Commission, granting into said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue of this Agreement.

          6. DURATION. The parties' collective desire and agreement to make joint filings on behalf of each of them on Schedule 13G pursuant to the terms and conditions of this Agreement shall continue as to all of them until such time as one or more of them shall give written notice of his or her withdrawal from this Agreement to the Treasurer of Baldwin Piano & Organ Company in its principal executive offices. Subsequent to receipt of such notice, joint filings will be made only on behalf of such persons who have not so withdrawn.

          7. SUCCESSORS, HEIRS AND ASSIGNS. This Agreement will be effective as to the lawful successors, heirs or assigns of the parties hereto only upon the written consent of such successor, heir or assigns.

          8. COUNTERPARTS. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.




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CUSIP No.  058246              13G          Page 8 of 9 Pages


          9. ENTIRE AGREEMENT. This Agreement represents the entire Agreement between the parties and may be amended or modified only as set forth herein.

          IN WITNESS WHEREOF, the parties hereby have caused this Agreement to be executed as of the date first written above.


                                /s/ R. S. Harrison
                                R. S. Harrison, as Chairman of the Board and
                                Chief Executive Officer of Baldwin Piano & Organ Company; and as Investment Advisor u/t/a dated February 4, 1986


                                /s/ John J. Kropp, Trustee
                                John J. Kropp, as Trustee u/t/a dated February 4, 1986; as Trustee u/t/a dated April 18, 1984; as Trustee u/t/a dated January 8, 1984; as Trustee u/t/a dated January 5, 1984; as Trustee u/t/a dated January 1, 1984; and as Trustee u/t/a dated December 31, 1983


                                /s/ Joseph H. Head, Jr.
                                Joseph H. Head, Jr., as Special Advisor u/t/a January 8, 1986; as Special Advisor u/t/a dated January 5, 1986; as Special Advisor u/t/a dated January 1, 1984; and as Special Advisor u/t/a December 31, 1983


                                /s/ C. L. Harrison, III
                                C. L. Harrison, III, as Special Advisor u/t/a January 8, 1986; as Special Advisor u/t/a dated January 5, 1984; as Special Advisor u/t/a dated January 1, 1984; and as Special Advisor u/t/a December 31, 1983



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CUSIP No.  058246              13G            Page 9 of 9 Pages




                                /s/ Priscilla Harrison Connell
                                Priscilla Harrison Connell, as Special Advisor u/t/a January 8, 1984; as Special Advisor u/t/a dated January 5, 1984; as Special Advisor u/t/a dated January 1, 1984; and as Special Advisor u/t/a December 31, 1983


                                /s/ Anne W. Harrison
                                Anne W. Harrison, an Individual